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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  FORM 12b-25


                          Notification of Late Filing

                         Commission File Number 0-14334

(Check one)

[ ] Form 10-K and Form 10-KSB   [ ] 11-K

[ ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
    Form period ended March 31, 1998



[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR
    For period ended _____________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant  Venus Exploration, Inc.

    Former name if applicable. ________________________________________________

    Address of principal executive office (Street and Number)
       1250 N.E. Loop 410, Suite 1000

    City, State and Zip Code  San Antonio, Texas 78209


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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before, the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Chief Financial Officer of Registrant has had an extreme, sudden personal illness during the past 18 days which has prohibited him from performing his duties, including the preparation of the Form 10-Q.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Patrick A. Garcia                             210            930-4900
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       (Name)                                   (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) be filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No
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    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On May 21, 1997, Registrant, then known as Xplor Corporation ("Xplor"), acquired substantially all of the assets and liabilities of The New Venus Exploration, Inc. ("New Venus"), a Texas corporation. Simultaneously Registrant acquired certain oil and gas properties of two wholly-owned affiliates of Lomak Petroleum, Inc. ("Lomak"). On June 4, 1997 Xplor changed its name to Venus Exploration, Inc.

     For financial reporting purposes, the transactions described above have been accounted for as a reverse acquisition whereby New Venus is deemed to be the acquirer. Accordingly, the historical financial statements of New Venus and predecessor entities are presented as the historical financial statements of Registrant, and the assets acquired and liabilities assumed from Xplor and Lomak have been recorded at fair value as of the date of the combination as required under purchase accounting. The consolidated financial statements reflect the operations solely of New Venus for the periods prior to May 21, 1997, whereas such financial statements reflect the operations of the combined entities for the period subsequent to May 21, 1997.



                            Venus Exploration, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 18, 1998                       By /s/ PATRICK A. GARCIA
                                           --------------------------------
                                               Patrick A. Garcia
                                               Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.